OpenSeed®

Meditation Pods for the Workplace

Investment Opportunity Deck



PROBLEM + OPPORTUNITY

PROBLEM



Mental health issues have cost individuals and companies billions of dollars in medical bills, lost productivity, and wellbeing.


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Meditation provides benefits, yet millions of people find it difficult to start and maintain a consistent practice.



Most workplaces don't offer spaces that are conducive to meditation. They are missing an opportunity to increase productivity & employee wellbeing.

OPPORTUNITY



Only 17% of workers have access to relaxation spaces. For those that do, uptake of wellbeing amenities in the office is high, with 70 percent of workers using them weekly (JLL Study 2021)



Increasing demand for wellness amenities in the workplace, residential buildings, and wellness centers. Health & Wellness Market $3.7 trillion.


$

Wellness Real Estate Market - $148 to $275 Billion from 2017-2020.

SOLUTION

Calm-inducing meditation pods that provide a comforting space to relax and restore positive energy.

- **Effective** - Quickly induces calm and facilitates access to higher states of awareness, where creativity flows and productivity peaks.
- **Convenient** - A single solution that includes the space (pod) and content.
- **Affordable -** More economical than building a meditation room.
- **Upgradeable -** Fresh and personalized content, upgradeable to include premium features and other immersive experiences in the future.





Guided meditations and sound therapy sessions are synchronized with aromatherapy and therapeutic lighting to induce a deep state of meditation in as little as 10 minutes.

- **Personalized -** Individual user accounts allows for analytics, progress reports, and suggested content.
- **Customizable -** The felt wall can be customized in different colors and patterns to company style and preferences. (Only on Iris Model)
- **Beautiful** - Enhances the aesthetics of any space.
- **Unique** Provides employees with an amenity/experience they can only access in the workplace.

VISION

A technology platform that powers a network of pods designed for meditation & immersive wellness experiences.

Integrations

chopra

muse™ the brain sensing headband

Calm



Backend



(Hardware Brain)


OpenSeed

Front end



Lotus
$27,500
existing prototype



Iris
$15,000
in development

Future Concept
2024

TeaHaus
$5,000

LOTUS - working prototype



Watch Video

A meditation pod that integrates sound, light, and guided meditations to offer powerful experiences that induce calm and facilitate access to higher states of awareness.

- Guided Meditations
- Sound Therapy
- Light Therapy (LED)

cic miami

A 10-month pilot at a Miami-based co-working space with 200 members yielded positive reviews and UX feedback.

Engagement	# of users	% of Users
Power (3x week)	6	12%
High (2x week)	21	42%
Medium (1x week)	15	30%
Low (1x month)	8	16%

An average of 15 sessions per weekday

Testimonials



TOKYU FUDOSAN HOLDINGS

Lead by Dr. Michihito Sugawara, OpenSeed's team in Japan conducted a study that tested the effectiveness of the OpenSeed pods with a group of 30 participants.

Using EEG monitoring, the study showed that the pod experience accelerates the path to Alpha waves, brain waves associated with a calm, reflective, restful state.

More Info **VIdeo (Japanese)**



MILESTONES & CONCLUSIONS FROM INITIAL 18 MONTHS

- Concept validated
- Generated $200K in a licensing agreement with Japanese company
- Units on PO: 5
- Price: $27.5K. Current cost: $17.5K. An investment of $35K is required to reduce cost to $13.5K/unit
- **Conclusion: Price too high for high volume sales. Develop new "shell" with target cost of $5-6K and sell at $12K-$15K**



IRIS - new design, lower price.

Price:

$16,000 or $485/month

Designed around 3 main concepts:

1) Simple, intuitive UX

2) Lean, Modular Design

3) Customization




Touchscreen
Guided Meditations
Air Purification
Light Therapy
Aromatherapy
Headphones
Surround Sound System
Flexible Seating
Sound Isolating Shell

IRIS - new design, lower price.



TRACTION

2018

- Founded
- Developed Alpha Prototype
- Launched pilot at Cambridge Innovation Center (CIC)

2019

- Developed Beta Prototype
- Generated **$208K in sales for Lotus** via licensing agreement with Japanese wellness company.
- Winner: Miami Herald Pitch Competition

2020

- Grew sales opportunity pipeline to over $1M.
- Due to pandemic, no sales activity. Focused on designing new pod.

2021

- Introduced Iris, a new lower-priced pod designed by renowned product designer Yves Behar.
- Signed partnership agreement with Deepak Chopra for content, marketing, and research study.
- Gained first Fortune 500 client

2022

- **RELAUNCHED APRIL 2022**
- **Lotus (Prototype)**
  $127K in open purchase orders. (5 units).
- **Iris (Concept phase)**
  10 units in prelaunch reservations*. $160K in potential sales.
- **$1M in Leads**
  Across multiple verticals

BUSINESS INSIDER

The New York Times

Skift

interiors+sources

yoga journal



Yves Behar



Deepak Chopra

PARTNERSHIP WITH DR. DEEPAK CHOPRA



"OpenSeed's meditation pods can play an important role in facilitating meditation in the workplace, residences, and commercial spaces. The pods are unique environments that beautifully integrate industrial design, technology, music, and guided meditations to ease stress and provide access to expanded states of awareness.

Given the mental health crisis we are facing, OpenSeed may offer the type of solution that could help many people reap the vast benefits of meditation."

- Dr. Deepak Chopra


AWARENESS
JONATHAN
BE HERE NOW (15 MIN)

Partnership includes:

- Content
- Advisory Board
- Marketing Support

TARGET MARKET & SIZE

Primary - Workplaces	**Potential**	**Description**	**Example**
Corporate Offices	150,000 + locations	From Fortune 500 companies to small businesses (ad agencies, interior design firms, etc.)	Morgan Stanley
Co-working Spaces	20,000+ locations	WeWork, Industrious, Regis, Canopy,	wework
Employee / Staff Lounges	15,000+ locations	Staff lounges at hotels, hospitals, clinics, and other service-based businesses	HCA Healthcare
Secondary Markets			
Health & Wellness Centers	2,500+ locations	High-end wellness centers, including health clubs and clinics.	EQUINOX
Hotels & Spas	5,000+ locations	Wellness focused hotels in key markets / urban centers.	Marriott
High End / Luxury Condos	2,000+ locations	Target Real Estate Developers. Project under construction or renovation will likely yield higher interest	RELATED

TARGET MARKET

Benefits

	increases employee productivity	profit center for client	improves end user Wellbeing	elevates value & "look & feel" of space	Saves costs & time of building & maintaining meditation room
Primary Target Market					
Offices / Workplace	✓		✓	✓	✓
High End / Luxury Condos			✓	✓	✓
Secondary Market					
Health & Wellness Centers		✓	✓	✓	✓
Hotels & Spas		✓	✓	✓	✓



GO-TO-MARKET STRATEGY

Phase 1 : Direct Sales
Target a mixture of high potential (Fortune 1000) customers and small/mid-sized businesses.

SHOWROOMS + TRADESHOWS



Showrooms + Trade shows in Key Markets

STRATEGIC PARTNERSHIPS

JLL
KINEMA FITNESS
WTS INTERNATIONAL
OPTUM

Companies with access to target market, new construction developments and renovation projects.

STRATEGIC CUSTOMERS

Morgan Stanley
Deloitte.
RELATED

Commercial interior design and wellness trade shows.

Phase 2: Growth Partnerships
With proven product-market fit and increased manufacturing efficiency, develop strategic partnerships for growth.

APP PARTNERSHIPS

chopra
mindvalley
Calm

Integrations with premier content providers provide market awareness, new customer bases, and a new revenue stream.

DEALER PARTNERSHIPS

EvensonBest
Arenson
EMPIRE OFFICE

Office furniture dealers can provide more efficient distribution to B2B market.

COMPETITION

RELAXATION / NAP PODS



Somadome



Metronaps



Sensync



Room (Quiet Booths)


MINDSPA

MindSpa



COMPETITIVE ADVANTAGE

- Patent-pending design
- Strategic partnerships
- Effectiveness of experience
- Enables integration of 3rd party content and technology.
- Multiple revenue streams
- First to market

BUSINESS MODEL

Hardware



Lotus
$27,500

Financed*
$850/month



Iris
$16,000

Financed*
$485/month

* *Customer financing provided by 3rd party B2B equipment financing companies (eg. Dimension Funding). OpenSeed receives 50% upon PO and 50% upon delivery.*

Subscriptions


OpenSeed
ELEVATE
START
BE HERE NOW (15 MIN)

Commercial: $10/month per user
Residential: $40/month (up to 5 users)

FINANCIAL PROJECTIONS

	2022	2023	2024***	2025	2026
Total # of Units Sold	**7**	**217**	**1,549**	**3,287**	**6,637**
Total Pods in the Market	**7**	**224**	**1,761**	**4,961**	**11,350**
Hardware	**$192,500**	**$3,610,000**	**$19,560,000**	**$41,971,000**	**$62,694,850**
Subscription	**$0**	**$185,681**	**$5,748,373**	**$16,189,056**	**$37,038,756**
Total Sales	**$192,500**	**$3,795,681**	**$25,308,373**	**$58,160,056**	**$99,733,606**
Gross Profit	**$70,000**	**$1,793,920**	**$15,786,905**	**$36,832,167**	**$63,395,198**
Gross Margins	***36%***	***53%***	***62%***	***63%***	***64%***
Total Expenses	**702,219**	**$2,686,397**	**$15,390,327**	**$34,734,976**	**$45,022,093**
Net Income	**($632,219)**	**(684,636.17)**	**$396,578**	**$2,097,191**	**$18,373,105**
Net Margins			**2%**	**4%**	**18%**

TEAM



Jonathan Marcoschamer
Founder

Over 20 years of experience working in the start-up ecosystem as an analyst, consultant, executive, and entrepreneur. LinkedIn



Deepak Chopra
Advisor

Best-selling author, speaker, and world-renowned pioneer in integrative medicine and personal transformation



Yves Behar
Designer / Advisor

World-renowned and award-winning product and industrial designer, CEO of fuseprojects.



Jay Vidyarthi
UX/UI Advisor

muse™ the brain sensing headband

More than 15 years experience in UX and early stage companies. Former head of UX at Muse.



Amanda Gilbert
Content

Meditation teacher, author, speaker, lecturer of mindfulness at USC. Led meditation for top companies like NBC, Paramount Pictures, W Hotels, Merrill Lynch, Macy's and YouTube. Center Director for The Aging Metabolism and Emotions Center at UCSF.



Deepak Mulchandani
Technical Advisor

PELOTON

Former SVP of Product Engineering at Peloton Interactive. More than 25 years experience (Google, Barnes & Noble, and Hewlett-Packard) LinkedIn



Alain Revah

Advisor

Chief Marketing and Strategy Officer @ Ynsect. Former VP at Poshmark. Over 20 years experience in venture capital and technology companies. LinkedIn

Key Hires

Head of Product - Q2 2022

Software Engineer - Q3 2022

Head of Business Dev - Q3 2022

MANUFACTURING

IRIS

Manufacturing Partner

- Forust, owned by Desktop Metal
- Made in Boston, MA
- Lead time is 4-6 weeks

Benefits of 3D-Printing

- No tooling costs
- Fast prototyping / iternations
- On-demand manufacturing
- Green/Sustainable



Structural Components



1-2 Vendors

- Pre-cut Felt
- Seating + Upholstery
- Hardware

Electronics



1 Vendor

- Black box
- Speakers
- Wire Harness
- Fans
- Lighting
- Tablet

LOTUS

Manufacturing Partner

- McKenzie, Made in Miami
- Lead time is 6-8 weeks
- Built 2 prototypes in 2018-2019



fuseproject

ID & UX Partners

- *Equity partners*
- *75+ hardware products launched*
- *Designers / manufacturing liaison*



Price: $16K
Target COGS: $7.5K*
Target Margin: 53%
*year 1

- In development
- 2 units sold
- 15 units in prelaunch reservations.

Packaging & Distribution

Initial Phase

- Miami warehouse
- 1 full time fulfillment & installation manager
- 1-2 staff as needed
- 3rd party installers and/or client-side facilities team.

Long term

- Outsourced Fulfillment



Price: $27.5K
Target COGS: $12.5K
Target Margin: 54%

- Current cost: $17.5K
- Investment of $30K to reduce cost to $13.5K/unit
- $127K in open purchase orders. (5 units).

FUNDING

Seed I - $1M (Equity CF campaign)

Seed II - $5M - 1-2 rounds in next 12-16 months

Exit - Health & Wellness brand

Use of Pre-Seed Funds ($1M)

- Final production model of Lotus
- Fulfill existing orders
- V2 of tech platform
- Alpha & Beta Prototypes of Iris
- Launch sales campaign to pre-sell $1M
- Operations - wages and overhead
- Legal (Build IP portfolio)
- **Position company for a $5M raise**



CURRENT SOLUTIONS - MEDITATION IN THE WORKPLACE


gettyimages
Catherine Falls Commercial







	Apps and Digital Platforms	**Company Retreats**	**Meditation Facilitator**	**Meditation Rooms**
Description	Meditation apps like Calm & Headspace cater to businesses with special volume pricing, team features	3-5 day retreats, typically away from main office. Includes wellness programming, food, and entertainment.	Facilitator that comes in 1-3 times per week.	Office rooms that are converted into quiet spaces of meditation , prayer, and reflection.
Pros	Easy to use, low cost, and provides usage analytics.	Full immersion away from office and an opportunity for employees to reset mentally, receive wellness education, and bond with each other.	Personal attention, live sessions, opportunity to speak with meditation teacher. May be able to teach multiple people at the same time.	Provide the actual physical space that is meant to be quiet.
Cons	Churn is very high. Doesn't offer physical spaces for meditation.	Very expensive - upwards of $2,500 per person. Not a daily solution.	Must be done at specific designated times and places. Not on-demand..No privacy.	Usually very expensive to build to do it right. Only affordable to large companies, Salesforce has open on every floor. IF there is no engaging content, meditation rooms can be missed for lounging, phone calls,

PLATFORM ROADMAP

	OpenSeed 1 (Existing MVP)	**OpenSeed 2.0 (In development)**	**OpenSeed 3.0 (future)**
Front End UX / UI	Experience selection Volume control Lighting control (brightness)	More user controls (fan, UV light activation) Integration of biofeedback & gamification Premium content features Personalization	Highly personalized UX that activates experiences based on users biometrics and current emotional state.
Backend	Basic content management, user management, and analytics	Infrastructure to support 500+ pods and 100K end users. Advanced personalization and pod network management.	AI-powered platform that captures data from millions of users daily via physical presence in the pod. Delivers real-time customized experiences.
Content	Initial library of 15 experiences and guided meditations.	Over 50 experiences from multiple content providers, including Deepak Chopra.	Partnerships with major apps and ecosystem of content and health-tech providers.
Electronics	Includes off-the-shelf tablet, fans, lighting, sound system. Custom wire harnessing.	Combination of custom and off-the-shelf electronics to reduce Bill of Materials (BoM) to less than $1K per pod.	Custom boards and electronics.
Structure	3 prototypes of Lotus made. 12 units produced in Japan. Made from Wood + felt. Current cost: $17,500. $30K investment needed to reduce to $13.5K/ unit	2 models: Lotus and Iris	OpenSeed-powered spaces and multiple SKU's - pods for kids, outdoor pods.


mindfulness 101
21:23







ASSUMPTIONS & GROWTH DRIVERS

Pod Revenues	
Lotus	$27,500
Iris	$16,000
TeaHause (2024)	$5,000

Pod Costs	
Lotus (2022)	$14,000
Lotus (2023-26)	$12,500
Iris(2022)	$7,500
Iris (2023)	$5,525
Iris (2024-26)	$4,696
TeaHaus	$2,500

Growth of Pod Network

Growth of hardware sales
across multiple B2B verticals.


14,000
10,500
7,000
3,500
0
2022
2023
2024
2025
2026
# of pods sold
Total # of pods in the network

Private Units	15%
Commercial Units	85%
Churn Rate	5%

Content Subscriptions

New premium services
will drive MRR upwards.


$70,000,000
$52,500,000
$35,000,000
$17,500,000
$0
2022
2023
2024
2025
2026
Hardware Sales
Content Subscriptions

Avg MRR Private	$40
Avg MRR Commercial (2022-2023)	$250
Avg MRR Commercial (2024 - 2026)	$500

SUBSCRIPTION MODEL

	Private Use ***Private Home***	**Amenity Model** ***ex. Coporate HQ***	**Service Model** ***ex. Spa***
Standard Price	$40/month per pod (up to 7 users)	$10/month per user	$200/month
Access to library of content that includes guided meditations, breathwrok, and soundscapes,	included	included	included
Aromatherapy - includes a series of guided meditations that integrate essential oils. Access to purchase essential oil starter kits and refills at a discount.	included	extra $5/month per user	included
Premium features - biofeedback integration, analytics, personalization features,	extra $5/month per user	extra $5/month per user	NA
Phone and Email Support	Yes	Yes	Yes
Dedicated Account Manager	No	Yes	Yes
Extended Warranty. Beyond the standard 1-year Warranty, this extended warranty covers electronics replacements, structural issues, and upholstery.	$ 800 or 1 year $1,500 for 2 years	$2,250 for 1 year $3,000 for 2 years	$2,250 for 1 year $3,000 for 2 years

Pricing Tier

Price/User	**# of users**
$10	***0-20***
$9	***21-75***
$8	***76-125***
$7	***125+***